Exhibit 99.81

Skeena Welcomes New Director & Announces AGM Results

Vancouver, BC (January 17, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the results of the Company’s Annual General meeting of Shareholders (“AGM”) held in Vancouver, British Columbia on January 10, 2020 including the appointment of Suki Gill to the Board of Directors of the Company as an independent director.

Ms. Gill currently serves as a partner at Smythe LLP. She is a Chartered Professional Accountant with 19 years of experience and specializes in providing assurance services to publicly traded companies operating in the resource industry, as well as private companies across a number of industries in both Canada and the United States. Ms. Gill is on the board of directors for Provincial Health Services Authority and British Columbia Emergency Health Services.

Shareholders approved all motions put forth at the AGM including the appointment of Grant Thornton LLP as the Company's independent auditor, and the annual confirmation of the Company's Stock Option Plan. The shareholders re-elected Walter Coles, Craig Parry, Borden R. Putnam III and Isac Burstein to the Company's Board of Directors. Skeena would like to thank the outgoing board member, Don Siemens, for his time spent with the Company.

The Company also reports that the Board of Directors granted 2,940,000 incentive stock options to directors, officers, employees and consultants of the Company, subject to TSX Venture Exchange acceptance. The options will have a term of 5 years, expiring on January 17, 2025. All of the options will vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of C$1.04. Any shares issued on the exercise of these stock options will be subject to a four month hold period from the date of grant.

In addition, subject to regulatory approval, the Company announces that it has approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022, or in the event of a change of control of the Company if sooner. The Incentive Shares are currently valued at $200,000, but it is expected that they will have a different value upon the eventual vesting and issuance to the key members of management, if the vesting conditions are satisfied.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious and base metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Snip mine and the Eskay Creek mine. In addition, the Company has completed a Preliminary Economic Assessment on the GJ copper-gold porphyry project.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.